Exhibit 2.1

November 30, 2015

VIA EMAIL

HG (Bermuda) Limited

SE Pearman Building, 3rd Floor

9 Par-la-Ville Rd

Hamilton, Bermuda

Attention: Chris R. Matthews

Telephone: (441) 474-5310

Email: chris.matthews@haygroup.com

CC:	Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: George J. Sampas

Telephone: (212) 558-4000

Facsimile: (212) 558-3588

Email: sampasg@sullcrom.com

Re:	Letter Agreement Regarding the Stock Purchase Agreement

Mr. Matthews:

Reference is hereby made to that certain Stock Purchase Agreement, dated as of September 23, 2015 (the “Original Execution Date”) (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Purchase Agreement”), entered into by and between HG (Bermuda) Limited, an exempted company incorporated with limited liability under the laws of Bermuda (“Seller”), and Korn/Ferry International, a Delaware corporation (“Buyer” and, together with Seller, the “Parties” and each, a “Party”).

This letter agreement (this “Letter Agreement”), effective as of November 30, 2015 (the “Effective Date”), reflects: (a) the desire of Buyer to have Korn/Ferry Canada, Inc., a corporation organized under the laws of Canada and Buyer’s indirect wholly owned subsidiary (“KF Canada”), purchase all of the issued and outstanding capital stock (collectively, the “HG Canada Shares”) of Hay Group Limited, a corporation organized under the laws of Ontario, Canada and indirect wholly owned subsidiary of Seller (“HG Canada”), from Hay Group Investment Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Seller (“HGIH”) immediately prior to the Transactions; and (b) Seller’s willingness to accommodate such desire of Buyer, and memorializes the agreement of Seller and Buyer with respect to the foregoing and such other matters under the Purchase Agreement, in each case as more particularly set forth herein.

1. Purchase and Sale of HG Canada Shares.

(a) Each of Seller and Buyer hereby agree that, effective as of the Effective Date, Article II of the Purchase Agreement shall be amended by adding the following as a new Section 2.13:

“Section 2.13 Purchase and Sale of HG Canada Shares. Commencing on the Closing Date and upon the satisfaction (or waiver) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), but immediately prior to the consummation of the Transactions, each of the following events shall occur sequentially: (a) Seller shall cause HGIH, to sell, convey, transfer, assign and deliver the HG Canada Shares to KF Canada and Buyer shall cause KF Canada to purchase, acquire and accept from HGIH the HG Canada Shares (free and clear of any and all Encumbrances other than those Encumbrances arising pursuant to applicable securities laws and this Agreement, any of the HG Canada Shares Transactions or resulting from the actions of Buyer or any of its Affiliates) pursuant to an instrument of transfer, in the form set forth in Exhibit E, to be executed contemporaneously with the Closing by HGIH and KF Canada (the “HG Canada Shares Instrument of Transfer”), and shall or shall cause KF Canada to be registered as the holder of the HG Canada Shares on the share register of HG Canada, and in connection therewith, KF Canada shall pay to HGIH $27.7 million, without any deduction, setoff, counterclaim or withholding (such amount, the “HG Canada Shares Purchase Price”) (the foregoing transactions, the “HG Canada Sale”); (b) in accordance with the Organizational Documents of HGIH and applicable Law, HGIH shall distribute as a dividend, return of capital or otherwise at the sole discretion of HGIH an amount equal to the HG Canada Shares Purchase Price (without any deduction, setoff, counterclaim or withholding) to HG Partners, HGIH’s direct parent (the “HG Partners Distribution”); (c) in accordance with the Organizational Documents of HG Partners and applicable Law, HG Partners shall distribute as a dividend, return of capital or otherwise at the sole discretion of HG Partners an amount equal to the HG Canada Shares Purchase Price (without any deduction, setoff, counterclaim or withholding) to the Company, HG Partners direct parent (the “Company Distribution”); and (d) in accordance with the Organizational Documents of the Company, the terms and conditions of the CPECs and applicable Law, the Company shall distribute to Seller through a partial redemption of the CPECs in an amount equal to the HG Canada Shares Purchase Price (without any deduction, setoff, counterclaim or withholding) (the “CPEC Partial Redemption” and, together with the HG Canada Sale, the HG Partners Distribution and the Company Distribution, collectively, the “HG Canada Shares Transactions”).”

2. Payments of and Adjustments to Cash Consideration. Notwithstanding anything to the contrary in the Purchase Agreement and for the avoidance of doubt, in calculating and determining (a) the Estimated Working Capital, the Estimated Total Debt, the Estimated Cash and the Estimated Standalone Liabilities, (b) the Initial Working Capital, Initial Total Debt, Initial Cash and Initial Standalone Liabilities, (c) the Final Working Capital, the Final Total Debt, the Final Estimated Cash and Final Standalone Liabilities and (d) any other applicable matters in respect of calculating the Base Cash Consideration or the Alternative Base Cash Consideration, and any adjustments thereto contemplated by the Purchase Agreement, including the Post-Closing Adjustment, in each case the Parties shall take into account the Cash, Total Debt and Working Capital of HG Canada.

3. Exceptions to Representations and Warranties of Seller. Notwithstanding anything herein or in the Purchase Agreement to the contrary, the transactions contemplated by this Letter Agreement, the HG Canada Shares Transactions and any transactions incidental thereto and any Change, effect or consequence directly or indirectly resulting therefrom or related thereto shall qualify and be deemed a disclosure for all purposes of, and an exception to, each representation and warranty set forth in the Purchase Agreement and, without limiting the foregoing, in no event shall any such matters be deemed or interpreted to constitute or broaden a representation, warranty, obligation, covenant, condition or agreement of Seller.

4. Representations and Warranties of Buyer; Indemnification.

(a) Buyer hereby represents and warrants to Seller, on behalf of itself, each of its Affiliates and each of their respective Representatives, that: (i) except for the arbitrage between income tax rates in Canada and the United Kingdom on foregone interest charges on hypothetical debt equal to the HG Canada Shares Purchase Price (the “Disclosed Tax Benefit”), neither Buyer nor any of its Affiliates anticipates receiving, accruing or having available any Tax benefit in respect or as a result of any of the HG Canada Shares Transactions; (ii) none of Buyer, its Affiliates or their respective Representatives has, prior to the date hereof, made any false or materially misleading statements with respect to the intended purposes of the HG Canada Shares Transactions to Seller, its Affiliates or any of their respective Representatives, in each case that were not expressly corrected or retracted prior to the date hereof; and (iii) except for notification by Buyer pursuant to the Investment Canada Act following the Closing, no other consent, approval, waiver, authorization, notice or filing pursuant to the Investment Canada Act is required to be obtained by Buyer or any of its Affiliates to, or be made by Buyer or any of its Affiliates with, any Government Entity in connection with the execution, delivery and performance by Buyer and its Affiliates of this Letter Agreement or the consummation of the HG Canada Shares Transactions.

(b) The representations and warranties set forth in Section 4(a) of this Letter Agreement shall survive this Letter Agreement for a period of five years from and including the Closing Date. For the avoidance of doubt, the Parties hereby acknowledge and agree that the survival period set forth in this Section 4(b) is a contractual statutes of limitation notwithstanding anything in the first three sentences of Section 7.1 of the Purchase Agreement or in this Letter Agreement to the contrary any claims asserted by any Seller Indemnified Party in writing, with reasonable specificity as to the basis for such claims and actually received by Buyer prior to the expiration of the survival period shall not thereafter be barred by the expiration of such survival period until a Final Determination shall have been made with respect to such claims.

(c) Buyer, without giving effect to any limitations on liability set forth in Article VII of the Purchase Agreement (including, for the avoidance of doubt, Section 7.9 of the Purchase Agreement), agrees that from and after the Closing, it shall be liable for and shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Damages imposed on, sustained, incurred or suffered by any of the Seller Indemnified Parties, to the extent, directly or indirectly, arising out of or connected with: (i) any inaccuracy in or breach of any representation or warranty made by Buyer in Section 4(a) of this Letter Agreement for the period such representation or warranty survives in accordance with Section 4(b) of this Letter Agreement; (ii) any breach of any covenant or agreement of Buyer in this Letter Agreement; and (iii) any of the HG Canada Shares Transactions. All payments made pursuant to the foregoing sentence shall be treated as adjustments to the Aggregate Consideration for Tax purposes, to the maximum extent permitted by Law and all computations of interest with respect to any payment due to a Person in connection with the foregoing sentence shall be based on the Interest Rate on the basis of a year of 365 days, in each case for the actual number of days (including the first day, but excluding the last day) occurring in the period for which such interest is payable and whenever any payment under the foregoing sentence will be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of the payment of interest. Notwithstanding anything herein to the contrary, no Seller Indemnified Party shall be entitled to indemnification, payment or reimbursement under any provision of this Letter Agreement for any amount to the extent such Person or its Affiliate has been fully indemnified, paid or reimbursed for such amount under any other provision of this Agreement (including pursuant to Section 5 and Section 16).

(d) Each of Seller and Buyer hereby agree that, effective as of the Effective Date, Section 7.4 of the Purchase Agreement shall be amended by adding the following as a new clause (g):

“(g) In no event shall Seller or any Affiliate thereof have any liability to any Buyer Indemnified Party or any Third-Party for any Damages with respect to any matters, directly or indirectly, related to, arising out of or connected with any of the HG Canada Shares Transactions (for the avoidance of doubt, the provisions of this Section 7.4(g) shall not otherwise affect any obligations of Seller contemplated by this Agreement with respect to breaches of its representations and warranties set forth in Article III and its covenants hereunder relating to HG Canada unless such breaches or any related Losses, damages or other Liabilities would not have arisen but for any of the HG Canada Shares Transactions).”

5. Reimbursement for Tax Benefits. Buyer hereby acknowledges and agrees in the event Buyer or any of its Affiliates receives, accrues or has available to it any Tax benefit (other than any Disclosed Tax Benefit) in respect or as a result of any of the HG Canada Shares Transactions at any time during the five-year period from and following the Closing Date, in each case during such five-year period, Buyer shall or shall cause such Affiliate or Affiliates (as applicable) to pay to Seller an amount in cash equal to the product of (a) the cash equivalent of such Tax benefit (which for the avoidance of doubt shall exclude any Disclosed Tax Benefit) multiplied by (b) fifty percent.

6. Retention Matters. Each of Seller and Buyer hereby agree that, effective as of the Effective Date, notwithstanding anything to the contrary in the Purchase Agreement (including the Seller Disclosure Schedule) or the LT Retention Plan: (a) the Aggregate Retention Pool shall be an amount equal to $39.76 million; and (b) Seller’s Portion shall be reduced by $240,000.

7. Conduct of Business. Each of Seller and Buyer hereby agree that, effective as of the Effective Date, Section 5.3(a) shall be amended by adding “or any of the HG Canada Shares Transactions” immediately following “the Transactions” in the second line thereof.

8. Company Financial Statements. Buyer hereby acknowledges and agrees that the diversion of available resources (including the time available to employees and Representatives of Seller and its Affiliates) in connection with the investigation, preparation for, negotiation of and execution and delivery of this Letter Agreement shall be taken into account in determining whether Seller is in compliance or has complied with its obligations set forth in Section 5.6 of the Purchase Agreement.

9. Regulatory Approvals. Buyer hereby acknowledges and agrees that notwithstanding anything to the contrary set forth in Section 5.10 of the Purchase Agreement, neither Seller nor any of its Affiliates shall have any obligation to obtain any authorizations, consents, clearances, orders, expirations, waivers or terminations of any applicable waiting periods and approvals of any Government Entity other than the Seller Government Approvals.

10. Third-Party Consents. Except as otherwise expressly contemplated by this Letter Agreement, Buyer hereby acknowledges and agrees that any request made by or on behalf of Buyer to Seller to use its commercially reasonable efforts to take all actions and do all things reasonably necessary, proper or advisable on its part under the Purchase Agreement and applicable Law to obtain as promptly as possible all third-party consents (other than the Third-Party Consents) under Contract of the Company and its Subsidiaries shall constitute an unreasonable request by Buyer to the extent the third-party consent arises out of, relates to or is connected with any of the HG Canada Shares Transactions.

11. Tax Matters. Each of Seller and Buyer hereby agree that, effective as of the Effective Date:

(a) Section 5.13(f) of the Purchase Agreement shall be deleted in its entirety and replaced with the following:

“(f) Transfer Taxes. All excise, sales, use, gross receipts, value-added, transfer (including real property transfer or gains), stamp, documentary, filing, public registry fees, recordation and other similar taxes and fees, together with any interest, additions or penalties with respect thereto, imposed, assessed or resulting from or that may be imposed or assessed as a result of the Transactions (the “Transfer Taxes”) shall be shared equally by Seller and Buyer and promptly paid on behalf of the Parties by Buyer. Buyer shall file or cause to be filed when due all Tax Returns that are required to be filed in connection with any Transfer Taxes; provided, however, that Buyer shall furnish to Seller any such Tax Return for Seller’s review at least thirty days prior to the due date for filing such Tax Return and shall, prior to filing such Tax Return, make any changes requested by Seller which affect Seller’s Liability under this Section 5.13, provided such changes are delivered to Buyer at least ten days prior to the due date for filing such Tax Return. Any Transfer Taxes resulting from any subsequent increase in the Aggregate Consideration, any Transfer Taxes resulting from the transfer of the HG Canada Shares, and any Transfer Taxes resulting from any subsequent transfer of assets or property on or subsequent to the Closing shall be borne and promptly paid by Buyer.”

(b) Section 5.13 of the Purchase Agreement shall be amended by adding the following as a new clause (k):

“(k) Hay Canada Tax Matters. For the avoidance of doubt, it is understood that each reference to Subsidiaries of the Company in this Section 5.13 refers to entities that were Subsidiaries of the Company on September 23, 2015 and, insofar as any provision in this Section 5.13 relates to Taxes, Tax Returns, Tax Contests or employee withholding and reporting obligations in respect of HG Canada, each reference to the Closing or the Closing Date refers to the consummation of the HG Canada Shares Transactions or the date on which such consummation actually occurs, respectively.”

12. Conditions to Closing.

(a) Notwithstanding anything to the contrary set forth in Section 6.1(c) of the Purchase Agreement or in this Letter Agreement, Buyer shall effect the Closing in the event any Government Entity shall have enacted, issued, promulgated, enforced or entered any Law, determination, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of any of the HG Canada Share Transactions and Buyer hereby unconditionally and irrevocably waives any rights it has or may have to delay or prevent the Closing in respect of any Law, determination, injunction or other order (whether temporary, preliminary or permanent) that is enacted, issued, promulgated, enforced or entered by any Government Entity in connection with or related to the HG Canada Share Transactions.

(b) Each of Seller and Buyer hereby agree that, effective as of the Effective Date, Section 6.2 of the Purchase Agreement shall be amended by adding the following as a new clause (g):

“(g) HG Canada Shares Instrument of Transfer. Buyer shall have received from HGIH a duly executed counterpart to the HG Canada Shares Instrument of Transfer.”

(c) Each of Seller and Buyer hereby agree that, effective as of the Effective Date, Section 6.3 of the Purchase Agreement shall be amended by adding the following as a new clause (f):

“(f) HG Canada Shares Transactions. Seller shall have received from KF Canada a duly executed counterpart to the HG Canada Shares Instrument of Transfer, HGIH shall have received the HG Canada Shares Purchase Price pursuant to Section 2.12 and the HG Partners Distribution, Company Distribution and CPEC Partial Redemption shall have each been completed.”

13. Company Subsidiaries. Notwithstanding anything to the contrary in the Purchase Agreement or in this Letter Agreement and for the avoidance of doubt, Buyer acknowledges and agrees that for purposes of Sections 5.1(b), 5.1(c), 5.2(b), 5.15 and 9.9 of the Purchase Agreement, HG Canada is and shall be deemed a Subsidiary of the Company.

14. Exhibit List; Definitions.

(a) Each of Seller and Buyer hereby agree that, effective as of the Effective Date, Exhibit A attached hereto shall be added as an Exhibit E to the Purchase Agreement, and the list of Exhibits on page (iv) of the Purchase Agreement shall be amended to add “Exhibit E HG Canada Shares Instrument of Transfer” to the end of such list.

(b) Capitalized terms used but not defined herein shall have the same meanings given to them in the Purchase Agreement, unless context otherwise requires.

(c) For purposes of this Letter Agreement, “Damages” means, any and all losses, Liabilities, claims, obligations, judgments, fines, settlement payments or awards of any kind (together with all incurred cash disbursements, costs and expenses, including out-of-pocket costs of investigation, defense and appeal and out-of-pocket attorneys’ fees and expenses) and any and all indirect, special, incidental, punitive, exemplary or consequential damages, lost profits, revenues or sales or amounts calculated as a multiple of earnings, profits, revenues, sales or other financial performance measures or operating statistics or diminution of value or any loss of goodwill, in each case, whether or not involving a Third-Party Claim.

(d) Each of Seller and Buyer hereby agree that, effective as of the Effective Date:

(i) The definition of “Acquisition Proposal” set forth in the Purchase Agreement shall be deleted in its entirety and replaced with the following:

““Acquisition Proposal” means (other than the Transactions, the HG Canada Shares Transactions, any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization solely between or among Seller, the Company, or any Subsidiaries of Seller or the Company) any offer, proposal or indication of interest (whether written or oral) from any Person or any group of Persons to effect: (a) the direct or indirect acquisition or purchase by any Person or group of Persons from the Company or any of its Subsidiaries of five percent or more of the consolidated assets of the Company and its Subsidiaries determined by the Ownership Board (acting reasonably) on a book-value or fair-market-value-basis (other than as contemplated by Section 5.3(a) and Section 5.10(e)); (b) the issuance by Seller to any Person or group of Persons of any Preferred Shares or any other voting securities of Seller (including securities convertible into or exercisable or exchangeable for such securities or equity interests) that immediately following such issuance equal five percent or more of the issued and outstanding voting power of Seller (other than as contemplated by Section 5.3(a) and Section 5.18); (c) the issuance by the Company or any of its Subsidiaries to any Person or group of Persons of any Shares or any other voting securities of the Company or its Subsidiaries, as the case may be (including securities convertible into or exercisable or exchangeable for such securities or equity interests) (other than as contemplated by Section 5.3(a) and Section 5.18); (d) any direct or indirect takeover offer or similar other transaction that, if consummated, would result in a Person or group of Persons beneficially owning (i) five percent or more of the voting securities or equity interests of Seller or (ii) any securities of the Company (including the Shares or any portion thereof) or any of its Subsidiaries (including, for purposes of the foregoing clauses (i) and (ii), securities convertible into or exercisable or exchangeable for such securities or equity interests); or (e) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or winding-up of the Seller, the Company or any of its Subsidiaries (other than as contemplated by Section 5.3(a) and Section 5.10(e)); provided, however, that for purposes of Section 8.5(b)(ii) “Acquisition Proposal” means (other than the Transactions, the HG Canada Shares Transactions or any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization solely between or among Seller, the Company, or any Subsidiaries of Seller or the Company) any offer, proposal or indication of interest (whether written or oral) from any Person or any group of Persons to effect: (i) the direct or indirect acquisition or purchase by any Person or group of Persons from the Company or any of its Subsidiaries of more than fifty percent of the consolidated assets of the Company and its Subsidiaries determined by the Ownership Board (acting reasonably) on a book-value or fair-market-value-basis (other than as contemplated by Section 5.3(a) and Section 5.10(e)); (ii) the issuance by Seller to any Person or group of Persons of any Preferred Shares or any other voting securities of Seller (including securities convertible into or exercisable or exchangeable for such securities or equity interests) that immediately following such issuance equal more than fifty percent of the issued and outstanding voting power of Seller (other than as contemplated by Section 5.3(a) and Section 5.18); (iii) the issuance by the Company or any of its Subsidiaries to any Person or group of Persons of any Shares or any other voting securities of the Company or its Subsidiaries, as the case may be (including securities convertible into or exercisable or exchangeable for such securities or equity interests), that immediately following such issuance equal more than fifty percent of the issued and outstanding voting power of the Company or its Subsidiaries, as the case may be (other than as contemplated by Section 5.3(a) and Section 5.18); (iv) any direct or indirect takeover offer or similar other transaction that, if consummated, would result in a Person or group of Persons beneficially owning more than fifty percent of the voting securities or equity interests of Seller or any securities of the Company (including the Shares or any portion thereof and any securities convertible into or exercisable or exchangeable for such voting securities or equity interests); or (v) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or winding-up of the Seller, the Company or any of its Subsidiaries (other than as contemplated by Section 5.3(a) and Section 5.10(e)).”

(ii) The definition of “Base Cash Consideration” set forth in the Purchase Agreement shall be deleted in its entirety and replaced with the following:

““Base Cash Consideration” has the meaning set forth in Section 2.3 less the HG Canada Shares Purchase Price.”

(iii) The definition of “Company Employees” set forth in the Purchase Agreement shall be deleted in its entirety and replaced with the following:

““Company Employees” means any then-current employee of the Company or any of its Subsidiaries as of the relevant date and any then-current employee of Hay Group Canada as of the relevant date.”

(iv) The definition of “Company Material Adverse Effect” set forth in the Purchase Agreement shall be deleted in its entirety and replaced with the following:

“Company Material Adverse Effect” means any Change or effect that, individually or taken together with any other Changes or effects is, or would reasonably be expected to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of the Business, the Company and its Subsidiaries, taken as a whole; provided, however, that under no circumstances shall any of the following (in and of itself or any effects arising in connection therewith) be deemed to constitute or contribute to a Company Material Adverse Effect or otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any Change in applicable Law or IFRS (or other accounting standards applicable to Company or its Subsidiaries) or interpretations thereof applicable to the Company or its Subsidiaries after the date hereof; (b) any Change in the economy, capital markets, financial markets, regulatory or political conditions generally (including any change in interest rates or foreign exchange rates) or acts of war, terrorism, civil unrest or similar event or any escalation of the foregoing in any jurisdiction in which the Company and its Subsidiaries operate or in which any of the Company’s or any of its Subsidiaries’ products or services are sold; (c) any Change resulting or arising from any hurricane, super storm, flood, tornado, earthquake or other natural disaster, or any other force majeure event, whether or not caused by any Person; (d) any Change that is the result of factors generally affecting the industries in which the Company and its Subsidiaries operate; (e) any action or omission of Seller, the Company, any of its Subsidiaries or any of the Shareholders required or expressly permitted by the terms of this Agreement or taken or omitted with express written consent of Buyer; (f) any Changes in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with clients, employees, suppliers, distributors, financing sources, partners or similar relationship directly caused by the entry into, announcement, pendency or performance of this Agreement or the Transactions or directly resulting or directly arising from the identity of Buyer or any of its Affiliates; (g) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause (g) shall not prevent or otherwise affect a determination that any Change or effect underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect; (h) any Change or effect related to, arising out of or connected with the HG Canada Shares Transactions; or (i) any change or announcement of a potential change in the credit rating of the Company or any of its Subsidiaries or any of their respective securities; provided that the exception in this clause (i) shall not prevent or otherwise affect a determination that any Change or effect underlying such Change or potential Change has resulted in, or contributed to, a Company Material Adverse Effect; provided further that with respect to the foregoing clauses (a), (b), (c) and (d), such Change or effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred but only to the extent it disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the principal industries in which the Company and its Subsidiaries operate.”

(v) The definition of “Transactions” set forth in the Purchase Agreement shall be deleted in its entirety and replaced with the following:

““Transactions” means the purchase and sale of the Shares and the other transactions contemplated by this Agreement and those incident thereto, but excluding the HG Canada Shares Transactions.”

(vi) Section 1.1 of the Purchase Agreement shall be amended by inserting the following definitions in alphabetical order (but for the avoidance of doubt following the foregoing amendments):

“Company Distribution” has the meaning set forth in Section 2.13.

“CPEC Partial Redemption” has the meaning set forth in Section 2.13.

“HG Canada” means Hay Group Limited, a corporation organized under the laws of Ontario, Canada and indirect wholly owned subsidiary of Seller.

“HG Canada Sale” has the meaning set forth in Section 2.13.

“HG Canada Shares” means, collectively, all of the issued and outstanding capital stock HG Canada.

“HG Canada Shares Instrument of Transfer” has the meaning set forth in Section 2.13.

“HG Canada Shares Purchase Price” has the meaning set forth in Section 2.13.

“HG Canada Shares Transactions” has the meaning set forth in Section 2.13.

“HG Partners Distribution” has the meaning set forth in Section 2.13.

“HGIH” means Hay Group Investment Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Seller.

“KF Canada” means Korn/Ferry Canada, Inc., a corporation organized under the laws of Canada and Buyer’s wholly owned subsidiary.

15. Effect of this Letter Agreement. This Agreement shall not constitute an amendment or waiver of any provision of the Purchase Agreement except as expressly stated herein and except as expressly amended or otherwise modified hereby, the provisions of the Purchase Agreement shall remain unchanged and shall continue to be, and shall remain, in full force and effect in accordance with its terms and for the avoidance of doubt, (a) all references in the Agreement to “the date hereof”, “herein” or “the date of this Agreement” and words or concepts of similar import shall refer to the Original Execution Date and (b) any representations and warranties set forth in the Purchase Agreement made by either the Seller or the Buyer shall not change as a result of the execution of this Agreement and shall be made as of the Original Execution Date, in each of the foregoing clauses (a) and (b) unless expressly indicated otherwise in this Agreement (it being understood that the references to “Company Material Adverse Effect” and “Transactions” in Article III of the Purchase Agreement shall be amended or otherwise modified as contemplated by this Letter Agreement).

16. Expenses. All fees, costs and expenses not to exceed an aggregate of $75,000 plus any applicable value added Tax arising out of or incurred in connection with or related to this Letter Agreement and any of the HG Canada Shares Transactions (including those incurred by Seller, any of its Affiliates or any of their respective Representatives) shall be paid by Buyer, whether or not the Closing shall have occurred (it being understood and agreed that the amount equal to any such fees, costs and expenses incurred prior to the Closing by Seller, any of its Affiliates or any of their respective Representatives shall be paid by Buyer to Seller by wire transfer of immediately available funds to such account or accounts designated by Seller prior to the Closing Date and that absent fraud or manifest error neither Buyer nor any of its Affiliates or their Representatives may dispute any such fees, costs and expenses (including those of Sullivan & Cromwell LLP, Osler, Hoskin & Harcourt LLP, Stibbe, Conyers Dill & Pearman, Arendt & Medernach SA or any other third-party advisors engaged or retained by Seller, any of its Affiliates or any of their respective Representatives)). For avoidance of doubt, Seller acknowledges and agrees that neither the Company nor any of its Subsidiaries shall be responsible or liable for any of the fees, costs and expenses arising out of or incurred prior to the consummation of the HG Canada Shares Transactions in connection with or related to this Letter Agreement or any of the HG Canada Shares Transactions.

17. General Provisions. Sections 1.2, 1.3, 1.4, 9.2, 9.4, 9.5, 9.6, 9.8, 9.9, 9.10, 9.12, 9.13 and 9.14 of the Agreement shall apply to this Letter Agreement, mutatis mutandis.

[Signature Page Follows]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Letter Agreement, whereupon this Agreement will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

KORN/FERRY INTERNATIONAL

By	/s/ Robert Rozek
	Name:	Robert Rozek
	Title:	Executive Vice President and Chief Financial Officer

CONFIRMED AND AGREED TO:

HG (BERMUDA) LIMITED

By	/s/ Chris R. Matthews
	Name:	Chris R. Matthews
	Title:	Chief Executive Officer

Dated:	November 30, 2015

[Signature Page to Letter Agreement Regarding the Stock Purchase Agreement]

EXHIBIT A

HG CANADA SHARES INSTRUMENT OF TRANSFER

(See attached)

INSTRUMENT OF TRANSFER

This INSTRUMENT OF TRANSFER, dated as of [●] [●], 2015 (this “Instrument of Transfer”), is entered into by and among Hay Group Investment Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Seller”), and Korn/Ferry Canada, Inc., a corporation organized under the laws of Canada (“Buyer” and, together with Seller, the “Parties” and each, a “Party”).

W I T N E S S E T H:

WHEREAS, HG (Bermuda) Limited, an exempted company incorporated with limited liability under the laws of Bermuda and ultimate parent of Seller (“HGB”), and Korn/Ferry International, a Delaware corporation and ultimate parent of Buyer (“KF”) entered into that certain Stock Purchase Agreement, dated as of September 23, 2015 (as amended by that certain letter agreement, dated November 30, 2015 (the “Letter Agreement”), and as may be further amended, supplemented or otherwise modified from time to time in accordance with its terms, the “SPA”), which provides for, among other things, pursuant to the terms and conditions set forth therein, the sale, conveyance, transfer and assignment of all the issued and outstanding capital stock (collectively, the “HG Canada Shares”) of Hay Group Limited, a corporation organized under the laws of Ontario, Canada and wholly owned subsidiary of Seller (“HG Canada”), by Seller to Buyer in exchange for an aggregate amount in cash as more fully described in the SPA; and

WHEREAS, the SPA contemplates the due execution and delivery of this Instrument of Transfer immediately prior to the consummation of the Transactions.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. Definitions. Capitalized terms used but not defined herein shall have the same meanings given to them in the SPA, unless context otherwise requires.

2. Transfer of the Shares. On the terms and subject to the conditions set forth in the SPA, the Letter Agreement and herein, Seller hereby sells, conveys, transfers, assigns and delivers to Buyer, and Buyer hereby purchases, acquires and accepts from Seller, the HG Canada Shares (free and clear of any and all Encumbrances other than those Encumbrances arising pursuant to applicable securities laws and the Purchase Agreement, any of the HG Canada Shares Transactions or resulting from the actions of KF, Buyer or any of their respective Affiliates).

3. Assumption of Obligations. On the terms and subject to the conditions set forth in the SPA, the Letter Agreement and herein, Buyer hereby assumes and undertakes to pay, perform and discharge as and when due, and to be bound by all terms, covenants, conditions, liabilities and obligations of Seller from and after the date hereof that are attributable to the HG Canada Shares, and Buyer hereby assumes and undertakes to cause HG Canada to pay, perform and discharge as and when due, and to be bound by all terms, covenants, conditions, liabilities and obligations of HG Canada from and after the Closing that are attributable to the HG Canada Shares.

4. No Modification of the Purchase Agreement. Except for Section 3 hereof, nothing contained herein shall release Seller, Buyer or any other Person from any of their respective obligations under the SPA, the Letter Agreement or in any way supersede, enlarge, diminish, limit, amend or modify any of the representations, warranties, indemnities, covenants or agreements of such parties set forth in the SPA or the Letter Agreement. In the event of any inconsistency between (a) the statements in the SPA and this Instrument of Transfer, the statements in the SPA shall control or (b) the statements in the Letter Agreement and this Instrument of Transfer, the statements in the Letter Agreement shall control.

5. Translation. This Instrument of Transfer has been drafted in English and the English language shall be the definitive and controlling text of this Instrument of Transfer, notwithstanding the translation of this Instrument of Transfer into any other language. In case of conflict or inconsistency between the English language version and any translation hereof made for any purpose, the English language version shall prevail in the interpretation and construction hereof, and for any and all other purposes, except as may be required by applicable Law.

6. Entire Agreement. Subject Section 4, this Instrument of Transfer contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, negotiations and understandings, oral or written, with respect to such matters.

7. General Provisions. Sections 1.2, 1.3, 1.4, 9.2, 9.3, 9.7, 9.8, 9.9, 9.10, 9.12, 9.13 and 9.14 of the SPA shall apply, mutatis mutandis, to this Instrument of Transfer.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed or caused this Instrument of Transfer to be duly executed as of the date first written above.

HAY GROUP INVESTMENT HOLDING B.V.

By:
	Name:	Theodorus J. F. Thöene
	Title:	Director

By:
	Name:	Magdalena Maria Dessing
	Title:	Director

KORN/FERRY CANADA, INC.

By:
Name:
Title: